EXHIBIT A
KOOR INDUSTRIES LTD.
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                                                         OFFICE OF LEGAL COUNSEL
                                                         21 Ha'arba'a Street
                                                         Tel Aviv 64739
                                                         Israel
                                                         Tel:  972-3-6238420
                                                         Fax: 972-3-6238425

                                                         August 7, 2000


The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
                              Tel Aviv 65202
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Fax: 02-6513940               Fax: 03-5105379
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Dear Sirs,

     Re:  Immediate Report - Koor Industries Ltd. (NO. 47/2000)
          Company No.  52-001414-3

Further to the immediate report of June 15, 2000 (number 38/2000) attached hereto, Koor Industries Ltd. (hereinafter: "Koor" or "The Company") hereby announces that yesterday the Board of Directors approved the Option Plan, which has not undergone any essential changes from what was previously reported. In the next few days, Management will turn to the Stock Exchange for its approval of registering the exercise shares for trading, as well as to the Income Tax Commission for the necessary approvals under paragraph 102 of the Income Tax Ordinance.

                                        Yours sincerely,



                                        Shlomo Heller, Adv.
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                                [Koor Letterhead]
                                                                       EXHIBIT A

                                                                   June 15, 2000



The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
                              Tel Aviv 65202
---------------               ---------------         ---------------
Fax: 02-6513940               Fax: 03-5105379
---------------               ---------------

Dear Sirs,

          Re: Immediate Report - Koor Industries Ltd. (NO. 38/2000) Company No. 52-001414-3

Koor Industries Ltd. (hereinafter: "Koor" or "The Company") hereby announces the following:

Yesterday evening, the company's Executive Committee approved a new option plan for employees - Option Plan 2000. This plan still needs to be approved by the Board of Directors.

The following are the main points of the plan:

1. A total frame, allotting 400,000 options, was approved. These options can be theoretically exercised up to 400,000 Ordinary Shares of the company, i.e. 2.5% of the issued share capital of the company.

2. The options will be exercised into Ordinary Shares in a quantity that will reflect the amount of the pecuniary benefit embodied in the options, i.e. the difference between the price of the company Ordinary Share, as it will be on the date of the exercise, and the exercise price of the option. Therefore, the number and price of the exercise share, as stated above, is theoretical.

3. The exercise price of each option will be the average closing prices of an Ordinary Share of the company (linked to the dollar) in the month prior to the committee's decision, i.e. the exercise price is 97.39$.

4. Since the option shares will be allotted only against the pecuniary benefit, the employees will not be required to pay the exercise price on the exercise dates. This price will only be used for the purpose of calculating the pecuniary benefit.

5. The options are for company employees that are not "interested parties" in the company and will not be "interested parties" as a result of the option allotment.

6.   The exercise period is five years, beginning June 14, 2000 (hereinafter:
     "the determining date").

7. The entitlement to exercise the options will be in three potions, so that at the end of the first year from the determining date or the date of beginning of employment (whichever the latter) the entitlement for a third of the amount allotted will be crystallized, and the two remaining thirds at the end of each year thereafter.

8. The total amount of 400,000 options will be allotted to a trustee and the Remuneration Committee and CEO of the company will be authorized to decide as to the who receives and how many.

                                        Yours sincerely,

                                        Shlomo Heller, Adv.